Exhibit 99.4

UNITED UTILITIES PLC

DIRECTORS’ AND PDMR INTERESTS IN SHARES

7 July 2005

The interests of the undernoted directors and persons discharging managerial responsibility in ordinary shares in the capital of the company have changed as follows as a result of the consolidation and reclassification of A shares into ordinary shares at close of business on 6 July 2005:

	No. of ordinary shares issued upon consolidation and reclassification of A shares	Total ordinary shares held following consolidation and reclassification	% of ordinary shares in issue following consolidation and reclassification
John Roberts	40,222	190,950	0.0219
Simon Batey	44,127	126,597	0.0145
Gordon Waters	7,253	72,278	0.0083
Tom Drury	5,323	25,446	0.0029
Sir Richard Evans	136	381	0.0000
John Seed	3,082	8,632	0.0010
Jane Newell	2,419	6,775	0.0008
Sir Peter Middleton	2,541	7,115	0.0008
Andrew Pinder	2,222	6,222	0.0007
Norman Broadhurst	189	530	0.0001
Hugh Logan	2,091	28,875	0.0033
Ian Priestner	2,520	22,123	0.0025
Tim Rayner	4,874	37,716	0.0043

Contact: United Utilities PLC – Darren Jameson 01925 237033 or Paul Davies 01925 237051

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United Utilities' ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".